UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                                  ARTISTdirect Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04315D400
--------------------------------------------------------------------------------
                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 24, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

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CUSIP NO. 04315D400                     13D                          PAGE 2 OF 8
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualified Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualified Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 1,943,757++
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,943,757++

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,943,757++
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualified Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

--------------------------------------------------------------------------------

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CUSIP NO. 04315D400                     13D                          PAGE 3 OF 8
-------------------                                                  -----------

                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of ARTISTdirect, Inc. (the "Issuer"). The address of the Issuer's principal offices is:

1601 Cloverfield Blvd
Suite 400 South
Santa Monica, CA 90404
United States

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

-------------------                                                  -----------
CUSIP NO. 04315D400                     13D                          PAGE 4 OF 8
-------------------                                                  -----------

Item 4.   Purpose of Transaction.
          ----------------------
In conjunction with the Issuer's acquisition of its MediaDefender unit on July 28, 2005, the Issuer completed a $15,000,000 senior secured debt transaction (the "Senior Financing") and a $30,000,000 convertible subordinated debt transaction (the "Sub-Debt Financing"). As further described in the Issuer's current Annual Report on Form 10KSB, filed with the SEC on March 31, 2008
(the "2008 Annual Report"), multiple events of default currently exist under both the Senior Financing documents and the Sub-Debt Financing documents. These defaults date from at least December 31, 2006.

As disclosed in the Form 13D filed by the Reporting Persons on July 3, 2008, Coghill Capital Management, LLC, on behalf of itself and certain funds and accounts managed by it (collectively, "Coghill"), has been engaged in discussions with the Issuer's debt holders, stockholders, management, board of directors, and/or third parties in an effort to formulate additional plans or proposals to address the continuing defaults and related issues. As a result of these discussions, Coghill and the Issuer entered into a non-binding letter of intent on September 25, 2008 (the "Letter of Intent"). The Letter of Intent contemplates a possible sale (the "Transaction") of all of the media and e-commerce business operations of the Issuer, including, but not limited to, all of the business and assets (subject to certain exclusions) of ARTISTdirect Internet Group, Inc. to an entity controlled by Coghill for a purchase price preliminarily expected to be $2,860,000 (subject to certain adjustments as set forth in the Letter of Intent). The contemplated Transaction would not include the business and assets of MediaDefender Inc. The Transaction is subject to the negotiation and execution of a mutually acceptable asset purchase agreement containing representations and warranties, covenants, conditions, indemnities, and other provisions customary for transactions of the nature of the Transaction (the "Definitive Agreement"). The Transaction is also subject to the satisfactory completion of a due diligence review by Coghill of the business, financial and legal affairs of the Issuer, and receipt of necessary consents and approvals of regulatory agencies and third parties. Accordingly, no Definitive Agreement has been reached with respect to consummation of the Transaction, and no assurances can be given that a definitive agreement will be reached. Further, to the extent that a Definitive Agreement is reached, no assurances can be given that any such agreement will be entered into on the price or other terms presently contemplated by Coghill and the Issuer. The parties propose that the closing of the Transaction will take place on the earliest practicable date after
(i) satisfactory completion of Coghill's due diligence, and (ii) execution of a Definitive Agreement.

As an inducement to each of the Issuer and Coghill to continue to discuss and negotiate the Transaction, the parties have agreed in the Letter of Intent to work in good faith with each other to negotiate the Transaction on an exclusive basis through the earliest of (i) October 8, 2008, (ii) the date on which the parties execute a definitive agreement for a Transaction, or (iii) the date, if any, that Coghill advises the Issuer in writing that it no longer has an interest in pursuing the Transaction. The Letter of Intent also provides for the payment of a break-up fee of $140,000 payable by the Issuer to Coghill in specified circumstances involving the failure to consummate the Transaction.

The description of the Letter of Intent is qualified in its entirety by reference to the full text of the Letter of Intent which is filed herewith as Exhibit B and is incorporated herein by reference.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.



Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management,
LLC+*, and Clint D. Coghill+* have beneficial ownership of 1,943,757++ shares (9.9%++).

-------------------                                                  -----------
CUSIP NO. 04315D400                     13D                          PAGE 5 OF 8
-------------------                                                  -----------


          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      1,943,757++ shares of Common Stock (9.9%++).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      1,943,757++ shares of Common Stock (9.9%++).

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CUSIP NO. 04315D400                     13D                          PAGE 6 OF 8
-------------------                                                  -----------

          (c) Transaction occurring during the past sixty days:

	none

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

	On March 17, 2008, the Reporting Persons entered into a Forbearance and Consent Agreement (the "Forbearance Agreement") with the Company in connection with the Senior Debt Financing, which was effective as of February 20, 2008. Pursuant to Forbearance Agreement, the Reporting Persons have agreed to forbear from exercising any of their rights and remedies under the Senior Financing transaction documents through December 31, 2008 in exchange for an adjustment in the interest rate associated with the Senior Notes from 11.25% to 15%, provided the loan is repaid prior to September 30, 2008 or 16%, if the loan remains outstanding subsequent to that date.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

	N/A

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

++ Certain of the securities described above are convertible securities of which the reporting persons may be deemed to have beneficial ownership, and such securities provide that the Reporting Persons cannot convert the securities to the extent such conversion would result in the Reporting
Persons beneficially owning more than 9.99% of the Issuer's common shares.
The Reporting Persons may waive such limitation upon sixty-one (61) days prior notice to the Issuer.

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CUSIP NO. 04315D400                     13D                          PAGE 7 OF 8
-------------------                                                  -----------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 29, 2008


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 04315D400                     13D                          PAGE 8 OF 8
-------------------                                                  -----------

--- EXHIBIT B ---

September 24, 2008

ARTISTdirect, Inc.
1601 Cloverfield Boulevard, Suite 400 South
Santa Monica, California

Ladies and Gentlemen:

This non-binding letter of intent (the "LOI") sets forth the principal terms and conditions of a potential transaction (the "Transaction") among ARTISTdirect, Inc. and/or its subsidiaries (the "Company") and Coghill Capital Management, LLC through one or more of its affiliates or designees
(the "Investor"), whereby the Investor would acquire the media and e-commerce business operations of the Company, as further described below.

The Transaction:

1.	The Acquisition

a.	Structure. The Transaction will be accomplished through the execution of a
	Definitive Agreement (defined below) that contemplates an acquisition of all
	of the media and e-commerce business operations of the Company, including,
	but not limited to, all of the business and assets (including, without
	limitation, accounts receivables) of ARTISTdirect Internet Group, Inc.
	(collectively, the "Business") subject to assumption of disclosed, ordinary
	course accounts payable of the Business (other than the payables and
	obligations equal to $312,500 in the aggregate, which shall be retained and
	paid by the Company).  The Transaction will not include the business and
	assets of MediaDefender Inc.
b.	Purchase Price. Based upon the financial and other information provided to
	Investor as of the date hereof, the aggregate purchase price for the Business
	is expected to be $2,860,000 (inclusive of expected working capital of the
	Company as of the Closing date).  If the Investor's due diligence
	investigation indicates or reveals information that differs from the material
	previously provided to the Investor, the terms and conditions of the proposal
	set forth herein could be affected and would be subject to change.
c.	Closing. The closing of the Transaction (the "Closing") would take place on
	the earliest practicable date after (i) satisfactory completion of Investor's
	due diligence, and (ii) execution of a Definitive Agreement.

2.	Definitive Agreement.
	A purchasing entity ("Purchase") established by Investor would acquire the
	Business pursuant to the terms of a mutually acceptable purchase agreement
	that would contain representations and warranties, covenants, conditions,
	indemnities, and other provisions customary for transactions of this nature
	(the "Definitive Agreement"). Among other things, the Definitive Agreement
	will contain:

a.	Representations and Warranties of the Company. Full customary
	representations and warranties regarding the Company covering among other
	things: (i) the Company's title to the assets of the Business, free and clear
	of all liens, claims and encumbrances; (ii) compliance in all material
	respects with all laws and governmental regulations applicable to the
	Company's business and operations; (iii) no material pending or threatened
	litigation and the absence of undisclosed claims, litigation, infringement
	and contract defaults; and (iv) accuracy of historical financial statements.
b.	Interim Operations. Customary covenants obligating the Company to maintain
	the Business as currently conducted, not encumbering the assets of the
	Business and prohibiting the Company from engaging in transactions outside
	the ordinary course of the Business prior to the Closing without the
	Investor's prior written consent.  In addition, from the date hereof until
	the earlier of (i) the Closing, and (ii) expiration of this LOI pursuant to
	Section 9 below, the Company hereby covenants to maintain the Business as
	currently conducted and operate in the ordinary course, will not encumber
	the assets of the Business, shall not accelerate the collection of accounts
	receivable or delay the payment of accounts payable, shall not make any
	material expenditures or engage in any transactions outside the ordinary
	course of the Business, without Investor's prior written consent.
c.	Transition Services. From the Closing until three (3) months following such
	Closing, the Company will, at no cost to Purchaser, provide all services as
	currently provided and which Purchaser deems necessary or desirable in
	operating the Business and to ensure a smooth transition of the Business
	to Purchaser, the estimated value of such services not to exceed $120,000.
d.	Sub-Lease of Company Headquarters. Purchaser will sub-lease the Company
	headquarters located in Santa Monica, CA subject to the Company obtaining
	any necessary landlord consents; provided however, the Company will, from
	the Closing until (3) months following such Closing, waive any rights to
	receive any rent under such sub-lease from Purchaser.
e.	"No-Shop" and Break-Up Fee Provisions. Customary "No-Shop" and break-up fee
	provisions consistent with those in this letter.
f.	Closing Conditions of the Transaction. Customary conditions to the
	obligations of Investor to consummate the Transaction, which shall include,
	without limitation (i) the accuracy in all material respects of the Company's
	representations and warranties; (ii) compliance by the Company in all
	material respects with all covenants contained in the Definitive Agreement;
	(iii) receipt of all necessary consents and approvals of third parties,
	including any required approval by debt holders of the Company and landlords;
	(iv) if requested by the Investor, the execution of a transition services
	agreement whereby current officers and/or employees of the Company assist in
	transitioning management of the Business to Purchaser; and (v) if effectuated
	through a sale under section 363 of the Bankruptcy Code, entry of (A) an order
	scheduling a hearing on approval of the Transaction, including bidding
	procedures, and (B) a final order approving the Transaction, each that is
	satisfactory to Investor in all respects.

3.	Due Diligence Review.
	As discussed above, Investor's willingness to proceed with the Transaction is subject to the satisfactory completion of a due diligence review by Investor of the business, financial and legal affairs of the Company. Such review shall include:

i.	Retention of outside accountants to perform a review of the Company's
	financial statements, and other financial, accounting and tax records;
ii.	Retention of legal counsel to perform legal due diligence;
iii.	Review of applicable licenses and contracts, including but not limited to
	loan agreements, leases, insurance contracts, vendor contracts, employment agreements, distributor agreements and franchise agreements; and
iv.	Interviews with key management personnel, vendors, distributors and retail
	accounts.

4.	Exclusivity.
	It is understood that following execution of this LOI, the Company shall not,
	directly or indirectly, through any representative or otherwise, solicit or
	entertain offers from, negotiate with or in any manner encourage, discuss,
	accept or consider any proposal or offer that constitutes, or may reasonably
	be expected to lead to, any material business transaction that would prevent
	it from consummating the Transaction (a "Competing Transaction"); provided,
	however, that the foregoing shall not prohibit the Company, after giving
	advance written notice to Investor, from furnishing information concerning
	the Company or its properties or assets pursuant to any appropriate and
	customary confidentiality agreement to a third party who has made an
	unsolicited written proposal for a Competing Transaction after the date
	hereof, or engaging in discussions or negotiations with a third party who has
	made any such unsolicited proposals after the date hereof but only if and to
	the extent that the Board of Directors of the Company shall have concluded in
	good faith, after consulting with financial advisors and considering the
	advice of outside counsel, that such action is required by the Board of
	Directors of the Company in the exercise of its fiduciary duties to the
	shareholders of the Company.

	The Company shall immediately advise Investor in writing of the receipt by the Company or any of its Representatives of any inquiries, proposals or offers relating to a Competing Transaction, which notice shall include the terms of such Competing Transaction.

5.	Break-Up Fee.
	In the event (i) the Company enters into a definitive agreement with respect
	to a Competing Transaction prior to the expiration of this letter, (ii) this
	letter expires prior to the execution of the Definitive Agreement (other than
	by reason of Investor having either (x) advised the Company in writing that it
	no longer wished to pursue the Transaction, or (y) not proceeded expeditiously
	and in good faith with its due diligence review or the negotiation of the
	Definitive Agreement) and within six (6) months after such expiration, the
	Company enters into a definitive agreement with respect to a Competing
	Transaction, or (iii) the Company does not use all commercially reasonable
	efforts to proceed with the Transaction under the terms and conditions
	hereunder, provided however, that Investor is willing to proceed with such
	Transaction, then, in each case, the Company shall pay to Investor a break-up
	fee equal to $140,000 (the "Break-Up Fee") to cover  Investor's costs, fees
	and expenses (including legal fees and expenses) reasonably incurred in
	connection with this LOI, the proposed Transaction and under the Definitive
	Agreement (the "Expense Reimbursement").

6.	Press Releases, Etc.
	Except as and to the extent required by law (including, without limitation,
	Section 13 of the Securities and Exchange Act of 1934, as amended) or in
	connection with any inquiries from government officials or regulators, neither
	party shall make any press release, public announcement or statement or other
	communication with respect to, or otherwise disclose or permit the disclosure
	of any of the terms of the Transaction without the prior written consent of
	the other party.  If any party is required by law to make any such disclosure,
	it shall first provide to the other party the content of the proposed
	disclosure, the reasons that such disclosure is required by law and the time
	and place that the disclosure will be made.

7.	Effect of this Agreement.
	This letter is a statement of the intentions of the parties and, except for
	the provisions of paragraphs 2b, 4, 5, 6, 8, 9, 10 and this paragraph 7
	(which are intended to be binding legal agreements and which shall survive
	the termination of this LOI), is not intended to be a legally binding
	agreement or to create rights in favor of either party with respect to the
	proposed Transaction or the other transactions contemplated hereby.  The
	obligations of the parties to consummate the transactions contemplated hereby
	shall be subject in all respects to the negotiation, execution and delivery
	of the Definitive Agreement referred to above and to the satisfaction of the
	conditions contained therein, and neither of the parties hereto shall have any
	liability to the other except as set forth in Section 5 or for any breach of
	paragraphs 2b, 4, 6, 10 or this paragraph 7 if the parties fail for any reason
	to execute a Definitive Agreement.  In the event that the parties do not
	execute a Definitive Agreement, except as provided in paragraph 5 hereof, each
	party will bear its own fees and expenses incurred in connection with this LOI
	and the proposed Transaction including all legal, accounting and financial
	advisory fees and expenses.

8.	Governing Law.
	This letter, the rights and obligations of the parties hereto, and any claims
	or disputes relating thereto, shall be governed by and construed in accordance
	with the laws of the State of New York.  The parties consent to the
	jurisdiction of the state and federal courts located in New York County, New
	York.

9.	Expiration.
	This letter shall expire and be of no further force and effect on the first to
	occur of (i) October 8, 2008, provided that, any Break-Up Fee and Expense
	Reimbursement payable to Investor under Section 5 herein shall have been paid,
	(ii) the execution of a Definitive Agreement, or (iii) the date, if any, that
	Investor advises the Company in writing that it no longer has an interest in
	pursuing the Transaction.

10.	Confidentiality.
	Each of the parties shall use the Confidential Information (as defined below)
	solely for the purpose of evaluating and consummating the Transaction, and
	except as and to the extent required by applicable law, neither party will
	(a) disclose any Confidential Information to any third party except for
	disclosures to members, partners, shareholders, directors, managers, officers,
	employees, agents, representatives and advisors (collectively,
	"Representatives") of such party who need to know such Confidential
	Information in connection with the Transaction, or (b) use any Confidential
	Information to the detriment of or in competition with the other party or any
	affiliate thereof, and each party will direct its respective Representatives
	not to disclose or use any Confidential Information except as expressly
	permitted herein.  For purposes of this paragraph, "Confidential Information"
	means any information about a party or any affiliate thereof related to
	proprietary information, research, product development or design, product or
	material costs, sales or sales strategies or prospects, trading strategies,
	pricing or pricing strategies, advertising or promotional programs, product
	information, know how, designs, specifications, techniques, methods, concepts,
	inventions, developments, discoveries, mailing or customer lists, finances,
	including prices, costs, and revenues, and other business arrangements, plans,
	procedures and strategies unless (i) such information is already known to the
	receiving party or its Representatives or to others not known by the receiving
	party to be bound by a duty of confidentiality or such information becomes
	within the public domain through no fault of the receiving party or its
	Representatives, (ii) such information is or was independently developed by or
	on behalf of the receiving party without use of any Confidential Information,
	(iii) such information is or becomes rightfully available to the receiving
	party from any third party, or (iv) the furnishing or use of such information
	is necessary to establish a party's rights under this LOI.  Notwithstanding
	the foregoing, a party may disclose the tax treatment and tax structure of the
	Transaction and all materials of any kind (including opinions or other tax
	analyses) that are provided to it relating to such tax treatment and tax
	structure.  If the Transaction is not consummated, upon the written request
	of the other, each party will promptly return to the other or destroy any
	Confidential Information in its possession and certify in writing to such
	other Party that it has done so.


[-SIGNATURE PAGE FOLLOWS-]


	The terms of this LOI are confidential and shall not be disclosed to any other
	party other than to indicate that the offer for the Business contemplated
	hereunder is higher than any other offer.  If the Company is prepared to
	proceed on the basis of this letter, please execute the enclosed copy in the
	space indicated below and return it to the undersigned.  The terms of this
	letter will expire unless it is accepted by 10:00 PM EDT on September 24,
	2008.

Sincerely,

COGHILL CAPITAL MANAGEMENT,LLC


/S/ Clint D. Coghill
----------------------------
Clint D. Coghill
President and CIO



Agreed and Accepted:

ARTISTDIRECT, INC.


/S/ Dimitri Villard
----------------------------
Dimitri Villard
Interim CEO